EXHIBIT 99.1

mCloud Announces Grant of Management Cease Trade Order

SAN FRANCISCO, April 3, 2023 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a provider of cloud technology solutions optimizing the performance, reliability, and sustainability of energy-intensive assets today, further to its release issued on March 29, 2023 in respect of its application to the British Columbia Securities Commission (the "BCSC") for a management cease trade order (the "MCTO"), that the BCSC has granted the MCTO, pursuant to which the Company will have until May 30, 2023 to file its annual financial statements, accompanying management's discussion and analysis, related CEO and CFO certifications and annual information form for the financial year ended December 31, 2022 (collectively, the "Annual Filings").

As a result of recent unexpected departures of key finance employees, the Company experienced delays in its ability to complete internal pre-audit procedures associated with the audit process. Those delays in turn delayed the ability of the Company's external auditor to commence its audit procedures. The Company has now substantially resolved these issues and is working expeditiously to complete the Annual Filings, with the goal of completing the Annual Filings as quickly as possible, and in any event on or before May 30, 2023 in accordance with the terms of the MCTO.

The Company is providing this default announcement in accordance with National Policy 12-203 Management Cease Trade Orders ("NP 12-203"). The MCTO will prohibit the chief executive officer and the chief financial officer of the Company from trading in securities of the Company for so long as the Annual Filings are not filed. The issuance of the MCTO does not affect the ability of persons other than the chief executive officer and the chief financial officer of the Company to trade in the Company's securities.

The Company confirms that it intends to satisfy the provisions of the alternative information guidelines contained in NP 12-203 for so long as it remains in default as a result of the late filing of the Annual Filings. During the period of default, the Company will issue bi-weekly default status reports in the form of further press releases, which will also be filed on SEDAR. The Company confirms that there are no insolvency proceedings against it as of the date of this press release. The Company also confirms that there is no other material information concerning the affairs of the Company that has not been generally disclosed as of the date of this press release.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy-intensive assets with cloud-based solutions that curb energy waste, maximize energy production, eliminate harmful emissions, and get the most out of critical energy infrastructure. Through mCloud's portfolio of AssetCare® solutions, mCloud enables asset owners and operators in energy- and asset-intensive industries such as oil and gas, wind, and commercial facilities to use cloud-based digital twins, AI, and analytics to optimize asset performance, reliability, and sustainability. mCloud has a worldwide presence with offices in North America, Europe, the Middle East, and Asia-Pacific. mCloud's common shares trade in the United States on Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. Visit mcloudcorp.com to learn more.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include, but is not limited to, information concerning the estimated filing date of the Annual Filings.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

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%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 17:10e 03-APR-23